UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42307

Rantizo

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

27 First Lok Yang Road, Singapore
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Closing of Acquisition of Rantizo Drone-Based Technology Assets

As previously reported on a Form 6-K submitted to the Securities and Exchange Commission (the “SEC”) on May 5, 2026, SKK Holdings Limited (“SKK” or the “Company”) entered into an Asset Purchase Agreement (the “APA”) with Rantizo, Inc. (“Seller”), a Delaware corporation. Effective as of October 9, 2026 (the “Closing”), pursuant to the APA, the Company acquired (the “Asset Purchase”) substantially all of Seller’s drone-based technology assets used in agricultural spraying, seeding and monitoring for agriculture, forestry, emergency response and other commercial applications (the “Acquired Assets”).

Under the APA, the Company issued 51,966,591 Class A ordinary shares (the “Consideration Shares”), the number of which was determined by dividing $258.83 million by $4.9807, which was the volume weighted average price of the Class A ordinary shares on each of the three (3) trading days prior to the Closing (the “VWAP”). The Company agreed to register for resale the Consideration Shares pursuant to a registration rights agreement dated as of May 1, 2026, which agreement sets forth customary registration rights.

At Closing, the Company also granted certain individuals in management 2,409,300 Class A ordinary shares (the “Management Shares”) having an aggregate grant-date value of $12,000,000 based on the VWAP. Additionally, the Company issued 2,000,000 Class A ordinary shares (the “AGP Shares”) to A.G.P./Alliance Global Partners as part of the compensation for serving as the exclusive financial advisor.

Concurrently with entry into the APA, Seller also entered into a Securities Purchase Agreement as of May 1, 2026 (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, at Closing holders of all of the outstanding 1,085,264 Class B ordinary shares (the “SPA Shares”) of the Company transferred the SPA Shares to the Seller, which SPA Shares converted to 1,085,264 Class A ordinary shares of the Company immediately prior to transfer. The Consideration Shares, the SPA Shares, the Management Shares and the AGP Shares are all subject to a six-month lock-up following the Closing.

Concurrently with the Closing, the Company, Seller and the holders of the SPA Shares entered into a Waiver Agreement (the “Waiver”), pursuant to which the parties agreed to, among other things, (i) waive the requirement that the Company complete its $10 million capital raise (the “Capital Raise”) at or prior to Closing, and instead permit the Capital Raise proceeds to be delivered to the Company no later than five (5) business days following the Closing Date, or October 16, 2026 (the “Extension Date”), (ii) waive the requirement that Seller deliver the $10 million in proceeds of its private placement (the “PIPE”) at Closing, with such proceeds to instead be delivered to the Company no later than the Extension Date, provided the Capital Raise has been completed, and (iii) defer payment of the $8,000,000 purchase price for the SPA Shares, which Seller has agreed to pay following the Company’s receipt of the Capital Raise proceeds, rather than at Closing. The securities offered in the PIPE will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirement.

The foregoing description of the Waiver is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is furnished herewith as Exhibit 99.2 to this Current Report on Form 6-K.

Name Change

In connection with the closing of the Asset Purchase on October 9, 2026, the Company changed its name from SKK Holdings Limited to “Rantizo,” and effective as of October 13, 2026, the trading symbol changed from SKK to RNTZ.

Shareholder approval of the Asset Purchase and related transactions, including the name change, was obtained at an extraordinary general meeting of the Company that was held on June 22, 2026, as previously reported on a Form 6-K submitted to the SEC on June 24, 2026.

Appointment of Marianne McInerney as an Executive Director and President

Effective immediately after the Closing, Marianne McInerney was appointed to serve as the Executive Director and President of Rantizo, pursuant to the APA which stipulated that Seller has the right to nominate two directors to the Company’s board of directors, consisting of one executive director and one independent director.

Seller has agreed to waive its rights to appoint one independent director prior to Closing and will nominate such independent director at a later date.

Effective at Closing, Mr. Ng Chun Seong, the Company’s current Chief Operating Officer and an Executive Director, resigned as an Executive Director and remains as our Chief Operating Officer. As such, the make-up of our board of directors at Closing remains at a total of five members, with three independent directors and two non-independent executive directors.

Forward Looking Statements

This disclosure contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current expectations and views of future events, including the expected commencement of trading of the Company’s Class A ordinary shares under the ticker symbol “RNTZ,” the satisfaction of post-closing conditions, board nomination rights, the expected effects of the transactions on SKK Holdings’ business and strategic positioning, the anticipated growth of the markets in which the Acquired Assets operate and other statements that are not historical fact. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Exhibit Index

99.1	Press Release regarding Acquisition of Drone Assets and Name Change to Rantizo
99.2	Waiver Agreement dated October 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rantizo

Date: October 13, 2026	By:	/s/ Sze Koon Kiat
Sze Koon Kiat
Chief Executive Officer